Exhibit 99.3

Industry Guide 3 – Return on Equity and Assets Ratios

	Q2 2014	Q1 2014	For the six months ended April 2014	For the year ended October 2013 (1)
Return on Assets	1.01%	0.94%	0.98%	0.98%
Return on Equity	19.1%	18.1%	18.6%	19.7%
Dividend Payout Ratio	48%	48%	48%	46%
Equity to Asset Ratio	5.74%	5.69%	5.71%	5.50%

(1)	Figures restated to reflect adoption of new accounting standards.

Results are from Consolidated Financial Statements.